Exhibit 99.1

AGREEMENT

THIS AGREEMENT dated as of June 18, 2008 (this “Agreement”), is by and among each of the entities and individuals listed on Schedule A hereto (collectively, the “Crescendo Parties”) and Cott Corporation (the “Company”).

NOW THEREFORE in consideration of the mutual representations, warranties, covenants, agreements and conditions hereinafter set forth and for other consideration (the receipt and sufficiency of which is acknowledged), intending to be legally bound hereby, the parties hereby agree as follows:

Section 1.     Board Composition.

(a)
The Company confirms that each of Donald Watt, Serge Gouin and Frank Weise (collectively, the “Resigning Directors”) has tendered his resignation from the board of directors of the Company (the “Board”) each of which resignation is effective upon the execution of this Agreement and, effective upon the execution of this Agreement, the Board has appointed the following individuals as directors of the Company to replace the Resigning Directors: (i) Eric Rosenfeld (“Rosenfeld”); (ii) Mark Benadiba (“Benadiba”); and (iii) Mario Pilozzi (“Pilozzi”) (Rosenfeld, Benadiba and Pilozzi, collectively, the “Replacement Directors”).

(b)
The Company confirms that, immediately following the execution of this Agreement, the Board shall appoint Greg Monahan (“Monahan”) to the Board as a director, and increase the size of the Board from ten to eleven directors (Monahan, together with the Replacement Directors, collectively, the “New Directors”).

(c)
For greater certainty, immediately following the execution of this Agreement and the appointment of Monahan to the Board, the Board shall consist of the following eleven directors: George A. Burnett, David T. Gibbons, Stephen H. Halperin, Betty Jane Hess, Philip B. Livingston, Andrew Prozes, Graham Savage, Rosenfeld, Benadiba, Pilozzi and Monahan.

(d)
The term of each of the New Directors shall expire, in the same manner as any other director of the Company, when such individual’s successor is duly elected or appointed, provided that if, at any time, Csaba Reider (“Reider”) is appointed as Chief Executive Officer of the Company and the Company wishes to appoint Reider as a director of the Company, the Crescendo Parties shall cause one of the New Directors to resign from the Board contemporaneously with Reider’s appointment to the Board, and provided further that if another Person is appointed as Chief Executive Officer and director of the Company, the Company shall cause a director that is not one of the New Directors to resign from the Board contemporaneously with such Person’s appointment to the Board.

(e)
Effective upon the execution of this Agreement, the Board has appointed David Gibbons as the Chairman of the Board.  Effective upon the execution of this Agreement, the Board has appointed Eric Rosenfeld as lead independent director of the Board, with such responsibilities and compensation as determined by the Board acting consistently with past practices.

(f)
Each of the New Directors, upon appointment to the Board, will be governed by the same protections and obligations regarding confidentiality, conflicts of interests, fiduciary duties, trading and disclosure policies and other governance guidelines, copies of which have been provided prior to the date hereof to the Crescendo Parties (collectively, the “Policies”), and shall have the same rights and benefits, including (but not limited to) with respect to insurance, indemnification, compensation and fees, as are applicable to all directors of the Company.

(g)
Notwithstanding anything to the contrary herein, if at any time before the Company’s next annual meeting of shareowners in 2009 the Crescendo Parties and their Affiliates beneficially own, directly or indirectly, less than 4,000,000 of the outstanding Voting Securities, the Crescendo Parties shall immediately notify the Company and, absent consent of the Company to the contrary, cause two (2) New Directors to resign from the Board.

(h)
If any New Director leaves the Board (whether by resignation or otherwise) before the Company’s 2009 annual meeting of shareowners, Crescendo will be entitled to recommend to the Board replacement director(s) (each of whom will be deemed a New Director for purposes of this Agreement) who will qualify as independent pursuant to applicable securities laws and relevant stock exchange rules.  The Board will not unreasonably withhold acceptance of any replacement director(s) recommended by Crescendo.  In the event the Board does not accept a replacement director(s) recommended by Crescendo, Crescendo will have the right to recommend additional replacement director(s) for consideration by the Board.  The Board will appoint such replacement director(s) to the Board no later than five (5) business days after Crescendo’s recommendation of an acceptable replacement director(s).

Section 2.      Search Committee.

(a)
Effective upon the execution of this Agreement, the Board shall reconstitute and replace the existing committee of the Board in connection with the identification of a permanent Chief Executive Officer of the Company (the “Search Committee”), to be comprised of the following four members: (i) George Burnett, (ii) David Gibbons, (iii) Rosenfeld and (iv) Pilozzi.  The Search Committee shall undertake, direct, oversee, monitor and otherwise facilitate on an expedited basis consistent with their fiduciary duties the ongoing evaluation and identification to the Board of potential candidates for appointment as the permanent Chief Executive Officer of the Company.

Section 3.               Schedule 13D.

The Crescendo Parties shall promptly file an amendment to the Schedule 13D originally filed by the Crescendo Parties with the U.S. Securities and Exchange Commission (the “SEC”) on May 23, 2008 reporting the entry into this Agreement and amending applicable items to reflect their obligations hereunder and the terms hereof (the “Amendment”).  The Crescendo Parties shall provide the Company with the reasonable opportunity to review and comment on drafts of the Amendment, and shall give reasonable consideration to such comments, acting in good faith.

Section 4.               Representations and Warranties.

(a)	Each of the Crescendo Parties severally and not jointly represents and warrants as follows:

	(i)	Such Person has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(ii)
This Agreement has been duly and validly authorized, executed and delivered by such Person, constitutes a valid and binding obligation and agreement of each such Person and is enforceable against each such Person in accordance with its terms.

(iii)
Such Person is the beneficial owner of the number of common shares set forth on Schedule B hereto and such common shares (together with any other common shares set forth in Schedule B) constitute all of the Voting Securities beneficially owned by such Person and his or its Affiliates.

(b)
Each of Rosenfeld, Pilozzi and Monahan severally and not jointly represents and warrants that, to the best of his knowledge, he qualifies as an “independent” director pursuant to applicable securities laws and the rules of the New York Stock Exchange and the Toronto Stock Exchange.

(c)	The Company hereby represents and warrants as follows:

	(i)	The Company has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(ii)
This Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company and is enforceable against the Company in accordance with its terms.

(iii)
The Company has disclosed in writing to the Crescendo Parties all of the Company’s written policies and guidelines applicable to all directors of the Company relating to confidentiality, conflicts of interest, fiduciary duties, trading, disclosure and corporate governance, and no material changes have been made to such guidelines and policies from the copies disclosed in writing to the Crescendo Parties.

(iv)
The execution, delivery and performance by the Company of its obligations under this Agreement do not and will not (i) contravene, conflict with, or result in any violation or breach of any provisions of the articles or by-laws of the Company, (ii) contravene, conflict with or result in any violation or breach of any provision of applicable law, (iii) require any consent or other action by any Person under, constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its subsidiaries is entitled under any provision of a contract binding on the Company or of its subsidiaries, in cases of clauses (ii), (iii) and (iv) other than would, individually or in the aggregate, not have a material adverse effect on the Company.

Section 5.               Remedies.

Each of the Crescendo Parties, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other party hereto may occur in the event any of the provisions of this Agreement were not performed in accordance with its specific terms or was otherwise breached and that such injury may not be adequately compensable in damages.  It is accordingly agreed that each of the Crescendo Parties, on the one hand, and the Company, on the other hand, shall, in addition to any other remedy to which they may be entitled at law or in equity, each be entitled to seek specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof and the other party hereto will not take any action, directly or indirectly, in opposition to the party seeking relief on the grounds that any other remedy or relief is available at law or in equity.  The prevailing party in any such action shall be entitled to recover reasonable legal fees and expenses from the non-prevailing party.

Section 6.               Press Release and Other Public Disclosures.

Immediately following the execution and delivery of this Agreement, the Company shall issue the press release substantially in the form attached hereto as Schedule C (the “Press Release”).  None of the parties hereto shall (a) make any public statements (including in any filing with the Canadian securities regulators, the SEC or any other regulatory or governmental agency, including any stock exchange) that are inconsistent with, or otherwise contrary to, the statements in the Press Release issued pursuant to this Section 6 or (b) except as required by law, issue or cause the publication of any press release or other public announcement with respect to this Agreement, without the prior written consent of the parties hereto.

Section 7.               Benadiba and Reider Termination Agreements.

The Company hereby waives any claims that it may have against Benadiba or Reider relating to any matter arising on or prior to date hereof.  Benadiba and Reider each acknowledge and agree that they continue to be bound by the provisions of their termination agreements with the Company dated July 27, 2006 and April 9, 2007, respectively, which agreements, for greater certainty, shall remain in force, unamended.

Section 8.               Expenses.

Within fifteen (15) days following receipt of reasonably satisfactory documentation in respect thereof, the Company shall reimburse the Crescendo Parties for their reasonable out-of-pocket costs and expenses, up to a maximum amount of CDN$200,000 in the aggregate, incurred in connection with (a) their activities in furtherance of seeking representation on the Board, (b) their discussions with the Company and the Company’s shareholders concerning the business, operations and plans of the Company, (c) the negotiation and execution of this Agreement, and (d) all related activities including, but not limited to, the preparation of related filings with the SEC and the fees and disbursements of counsel and other advisors.

Section 9.               Acknowledgement of Securities and Corporate Laws.

Each of the Crescendo Parties acknowledges that it is aware of: (i) applicable securities laws regarding prohibitions against insider trading, and in particular that Canadian and United States securities laws prohibit any Person who has received from an issuer material, non-public information from purchasing or selling securities of such issuer or from communicating such information to any other Person under circumstances in which it is reasonably foreseeable that such Person is likely to purchase or sell such securities; and (ii) the corporate laws of fiduciary duty applicable to directors of a company.

Section 10.            Certain Definitions.

As used in this Agreement:

(a)
The term “Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, another Person and shall include persons who become Affiliates of any Person subsequent to the date hereof.  For the purposes of this definition, “control” means, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the term “controlled” has a correlative meaning.

(b)	The term “Person” shall mean any individual, partnership, corporation, group, syndicate, trust, government or agency thereof, or any other association or entity.

(c)
The term “Voting Securities” shall mean the common shares and any other securities of the Company entitled to vote in the election of directors, or securities convertible into, or exercisable or exchangeable for common shares or other securities, whether or not subject to the passage of time or other contingencies.

Section 11.            No Waiver.

Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement.  The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

Section 12.            Successors and Assigns.

Neither this Agreement nor any right, interest or obligation hereunder may be assigned by the parties hereto without the prior written consent of the other parties, and any attempt to do so will be void.  Subject to the preceding sentence, all the terms and provisions of this Agreement shall inure to the benefit of and shall be enforceable by the successors, assigns and legal representatives of the parties hereto.

Section 13.             Entire Agreement; Amendments.

This Agreement contains the entire understanding of the parties with respect to the subject matter hereof.  There are no restrictions, agreements, promises, representations, warranties, covenants or other undertakings other than those expressly set forth in this Agreement.  This Agreement may be amended only by a written instrument duly executed by the parties or their respective successors or assigns.

Section 14.             Headings.

The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 15.             Notices.

All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) upon sending if sent by facsimile, with electronic confirmation of sending, provided, however, that a copy is sent on the same day by registered mail, return receipt requested, in each case to the appropriate mailing and facsimile addresses set forth below, (c) one (1) day after being sent by North American recognized overnight carrier to the addresses set forth below or (d) when actually delivered if sent by any other method that results in delivery (with written confirmation of receipt):

If to the Company:

Cott Corporation
5519 West Idlewild Avenue
Tampa, Florida  33634
Attention:     Vice President, General Counsel and Secretary
Facsimile:      (813) 881-1870

with a copy to (which shall not constitute notice):

Goodmans LLP
250 Yonge Street, Suite 2400
Toronto, Ontario  M5B 2M6
Attention:     Neil Sheehy / Jennifer Sernaker
Facsimile:      (416) 979-1234

If to the Crescendo Parties:

c/o Crescendo Partners
825 Third Avenue, 40th Floor
New York, New York 10022
Attention:      Eric Rosenfeld, CEO
Facsimile:       (212) 319-0760

with a copy to (which shall not constitute notice):

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario  M5L 1B9
Attention:      Brian M. Pukier
Facsimile:       (416) 947-0866

- and -

Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022
Attention:      Steve Wolosky
Facsimile:       (212) 451-2222

in each case, or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 16.             Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.  The parties to this Agreement hereby irrevocably and unconditionally consent to and submit to the jurisdiction of the courts of the Province of Ontario, Canada for any action, suit or proceeding arising out of or relating to this Agreement or the matters contemplated hereby (and agree not to commence any such action, suit or proceeding relating thereto except in such courts) and further agree that service of any process, summons, notice or document in accordance with Section 15 shall be effective service of process for any action, suit or proceeding brought in such court. The parties to this Agreement hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the Province of Ontario, Canada and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

Section 17.              Counterparts and Facsimile.

This Agreement may be executed in counterparts (by original or facsimile signature), each of which when so executed and delivered shall be an original, but all of which together shall constitute one and the same Agreement.

Section 18.             Severability.

If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such determination, the parties shall negotiate in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

Section 19.             Further Assurances.

Each party agrees to take or cause to be taken such further actions, and to execute, deliver and file or cause to be executed, delivered and filed such further documents and instruments, and to obtain such consents, as may be reasonably required or requested by the other party in order to effectuate fully the purposes, terms and conditions of this Agreement.

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COTT CORPORATION
Per:	/s/ Gramham Savage
Name: Gramham Savage Title: Director
Per:	/s/ Matthew A. Kane
Name: Matthew A. Kane Title: Vice President, General Counsel and Secretary

CRESCENDO PARTNERS II, L.P., SERIES I By: Crescendo Investments II, LLC General Partner
Per:	/s/ Eric Rosenfeld
Name: Eric Rosenfeld Title: Managing Member

CRESCENDO INVESTMENTS II, LLC
Per:	/s/ Eric Rosenfeld
Name: Eric Rosenfeld Title: Managing Member

CRESCENDO PARTNERS III, L.P. By: Crescendo Investments III, LLC General Partner
Per:	/s/ Eric Rosenfeld
Name: Eric Rosenfeld Title: Managing Member

CRESCENDO INVESTMENTS III, LLC
Per:	/s/ Eric Rosenfeld
Name: Eric Rosenfeld Title: Managing Member

/s/ Eric Rosenfeld
Witness	Eric Rosenfeld

/s/ Mark Benadiba
Witness	Mark Benadiba

/s/ Mario Pilozzi
Witness	Mario Pilozzi

/s/ Csaba Reider
Witness	Csaba Reider

/s/ Greg Monahan
Witness	Greg Monahan

SCHEDULE A

Crescendo Parties

1.	Crescendo Partners II, L.P., Series I

2.	Crescendo Investments II, LLC

3.	Crescendo Partners III, L.P.

4.	Crescendo Investments III, LLC (together with Crescendo Partners II, L.P., Series I, Crescendo Investments II, LLC and Crescendo Investments III, L.P., collectively, “Crescendo”)

5.	Eric Rosenfeld

6.	Mark Benadiba

7.	Mario Pilozzi

8.	Csaba Reider

9.	Greg Monahan

SCHEDULE B

Beneficial Ownership of Common Shares of Cott Corporation
Name	Number of Shares
Crescendo Partners II, L.P., Series I	5,419,055
Crescendo Investments II, LLC[1]	5,419,055
Crescendo Partners III, L.P.	528,545
Crescendo Investments III, LLC[2]	528,545
Eric Rosenfeld[3]	5,947,600
Mark Benadiba	100,000
Mario Pilozzi	0
Csaba Reider	176,966
Greg Monahan	0

1 Crescendo Investments II, LLC is the general partner of Crescendo Partners II, L.P., Series I and may be deemed to beneficially own the 5,419,055 Common Shares owned by Crescendo Partners II, L.P., Series I.

2 Crescendo Investments III, LLC is the general partner of Crescendo Partners III, L.P. and may be deemed to beneficially own the 528,545 Common Shares owned by Crescendo Partners III, L.P..

3 As the managing member of Crescendo Investments II, LLC which in turn is the general partner of Crescendo Partners II, L.P., Series I, Eric Rosenfeld may be deemed to beneficially own the 5,419,055 Common Shares owned by Crescendo Partners II, L.P., Series I, and as the managing member of Crescendo Investments III, LLC, the general partner of Crescendo Partners III, L.P., Eric Rosenfeld may be deemed to beneficially own the 528,545 Common  Shares owned by Crescendo Partners III, LLC.

SCHEDULE C

Press Release as Issued by Cott Corporation on June 19, 2008